UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             -----------------------------
FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

-----------------------------------------------------------------------------
1. Investment Company Act File Number:        Date examination completed:

811-03720	                              July 16, 2003

-----------------------------------------------------------------------------
2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE 	      DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

-----------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement:

FBR Fund For Tax Free Investors, Inc.
-----------------------------------------------------------------------------
4. Address of principal executive office (number,street,city,state,zip code):

4922 Fairmont Avenue
Bethesda, MD 20814
-----------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of FBR Fund for Tax-Free Investors, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that FBR Fund for Tax-Free Investors, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of
July 16, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 16, 2003, and with respect to agreement of security purchases and sales, for the period from December 31, 2002 (the date of our last examination) through July 16, 2003:

Confirmation of all securities held by FBR National Bank and Trust (the "Bank") in book entry form for the account of the Fund without prior notice to management;

Confirmation from the Bank that the securities held for the account of the Fund were held for the account of the Bank by the Mellon Bank N.A. ("Mellon"), as agent for the Bank;

Confirmation with Mellon of all securities held by Mellon in book entry form for the account of the Bank;

Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

Reconciliation of all such securities to the books and records of the Bank and the Fund; and

Agreement of seven security purchases and six security sales or maturities since our last report from the books and records of the Fund to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that FBR Fund for Tax-Free Investors, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 16, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of FBR Fund for Tax-Free Investors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Baltimore, Maryland
August 1, 2003





Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of FBR Fund for Tax-Free Investors, Inc. (the "Fund"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 16, 2003, and from December 31, 2002 (the date of Deloitte & Touche LLP's last examination) through July 16, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 16, 2003, and from December 31, 2002 (the date of Deloitte & Touche LLP's last examination), through July 16, 2003, with respect to securities reflected in the investment account of FBR Fund for Tax-Free Investors, Inc.


FBR Fund for Tax-Free Investors, Inc.
By:



\s\ Webb C. Hayes IV
Webb C. Hayes IV
Chairman of the Board



\s\ Susan L. Silva
Susan L. Silva
Controller